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          SEC FILE NUMBER

            333-156077
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           CUSIP NUMBER
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): / / Form 10-K / / Form 20-F  / / Form 11-K /X/ Form 10-Q
             / / Form 10-D / / Form N-SAR / / Form N-CSR

             For Period Ended: April 30, 2010

             / / Transition Report on Form 10-K
             / / Transition Report on Form 20-F
             / / Transition Report on Form 11-K
             / / Transition Report on Form 10-Q
             / / Transition Report on Form N-SAR
             For the Transition Period Ended:___________________________________


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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Oreon Rental Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

4900 California Ave., Tower B-210
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Address of Principal Executive Office (Street and Number)

Bakersfield, California 93309
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
X portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


      Oreon Rental Corporation (the "Company") recently changed its bookkeeper and is in the process of effecting a number of changes that affect its capital balances and financial statements. As a result, Management was unable to obtain and compile the business and financial information necessary to complete the Company's financial statements for the fiscal quarter ended April 30, 2010, and other required information in time for filing the Form 10-Q that is due on June 14, 2010. Such information is required in order to prepare a complete filing. As a result of this delay, the registrant is unable to complete and file its Annual Report on Form 10-Q within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.

                        Persons who are to respond to the collection of
                        information contained in this form are not required to
                        respond unless the form displays a currently valid OMB
SEC 1344 (03-05)        control number.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Alvaro Vollmers                     661                 377-2911
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            (Name)                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / / Yes /X/ No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            OREON RENTAL CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    June 14, 2010            By  /s/ Alvaro Vollmers
                                     -----------------------------------------
                                     Printed Name: Alvaro Vollmers
                                     Title: President, Secretary and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).